March 16, 2010

Mr. Russell Mancuso, Esq.

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C.  20548

Re:

Silverhill Management Services, Inc. (the “Company” or the “Registrant”)

Registration Statement on Form S-1 (the “Registration Statement”)

Filed August 5, 2009

File No. 333-161052

Dear Mr. Mancuso:

This letter is written in response to your letter dated February 18, 2010 and is being sent to you concurrently with the filing of Amendment No. 5 to the above referenced Registration Statement on Form S-1.

I have enclosed with this letter a marked copy of Amendment No. 5 and a “clean” copy of Amendment No. 5 to facilitate your review.

Now that we have addressed the issue of the updated financial statements, we now invite you to conduct your review of Amendment No. 4.  We refer you to Amendment No. 4 filed on February 17, 2010 and to our letter to the U.S. Securities and Exchange Commission dated February 17, 2010.  The numbered paragraphs in our February 17, 2010 letter correspond to the paragraphs of your letter dated January 28, 2010.

We hope that the information provided in this letter and set forth in Amendment No. 5 adequately address the comments in your letter.    Please do not hesitate to contact me at (310) 606-5550 or by email at er@corichlaw.com if you have any additional questions.

Sincerely,

/s/ Eric W. Richardson

Eric W. Richardson